

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2016

Via E-mail
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, R.O.C.

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Solicitation/Recommendation Statement on Schedule 14D-9**
> **Filed January 7, 2016**
> **File No. 005-79592**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Recommendation

1.   Please clearly state whether the company is advising holders of the subject securities to accept or reject the tender offer, to take other action with respect to the tender offer, or is not making a recommendation. See Item 1012(a) of Regulation M-A.

Background of the Offers

2.   Please supplement this section to describe any material contacts with ASE.

<u>ASE's second tender offer price is not reasonable</u>

3.   Disclosure states that the tender offer price is not reasonable, taking into consideration "the Company's operations, share market price, earnings per share, net value per share, future development, distributed earnings in recent years…." Please disclose with more specificity how these reasons were considered in arriving at the recommendation.

4.   Disclosure states that ASE's tender offer price is equal to that of the "private placement subscriber." Please supplement this disclosure to provide more specificity as to the ways in which control rights and liquidity of the tender offer and this private placement contributed to the determination that ASE should offer a higher price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP